As filed with the Securities and Exchange Commission on March 26, 2007

                              Registration No. 333-
================================================================================

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------
                                    FORM F-6
                             REGISTRATION STATEMENT
                                      under
                           THE SECURITIES ACT OF 1933
    For American Depositary Shares Evidenced by American Depositary Receipts
                                       of
                          SGL CARBON AKTIENGESELLSCHAFT
   (Exact name of issuer of deposited securities as specified in its charter)
                                       N/A
                   (Translation of issuer's name into English)
                           FEDERAL REPUBLIC OF GERMANY
            (Jurisdiction of incorporation or organization of issuer)
                      DEUTSCHE BANK TRUST COMPANY AMERICAS
             (Exact name of depositary as specified in its charter)
                      60 Wall Street, New York, N.Y. 10005
                                 (212) 602-1044
       (Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)
                                   ----------

                        DEPOSITARY MANAGEMENT CORPORATION
          (570 Lexington Avenue, 44th Floor, New York, New York 10022,
                 United States of America, Tel: (212) 319-4800)
               (Address, including zip code, and telephone number,
                   including area code, of agent for service)

                                   COPIES TO:

     Francis Fitzherbert-Brockholes                    Stephan Hutter
            White & Case LLP                       Shearman & Sterling LLP
           5 Old Broad Street                          Gervinusstrasse 17
          London EC2N 1DW, UK                D-60322 Frankfurt am Main, Germany
            +44 20 7532 1000                            +49 69 9711 1000

        It is proposed that this filing become effective under Rule 466
                           [ ] immediately upon filing
                            [ ] on (Date) at (Time).
       If a separate registration statement has been filed to register the deposited shares, check the following box. [ ]

                         CALCULATION OF REGISTRATION FEE

-------------------------------   ---------------------   ----------------------   ----------------------   ----------------
                                                             Proposed maximum              Proposed             Amount of
      Title of each class            Amount to be             aggregate price         maximum aggregate       registration
of Securities to be registered        registered                per unit (1)          offering price (1)           fee
-------------------------------   ---------------------   ----------------------   ----------------------   ----------------
American Depositary Shares         20,000,000 American             $5.00                $100,000,000            $3,070.00
evidenced by American               Depositary Shares
Depositary Receipts, each
American Depositary Share
representing one-third of one
ordinary share of SGL Carbon
Aktiengesellschaft
--------------------------------- --------------------- --------------------------- ------------------------- ----------------

(1) For the purpose of this table only the term "unit" is defined as 100 American Depositary Shares.

     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.
                                   ----------
===============================================================================

     The prospectus consists of the form of American Depositary Receipt included as Exhibit A to Amendment No. 2 to Deposit Agreement filed as Exhibit (a)(3) to this Registration Statement which is incorporated herein by reference.

                                     PART I

                       INFORMATION REQUIRED IN PROSPECTUS

Item - 1.     Description of Securities to be Registered

                              Cross Reference Sheet

                                             Location in Form of Receipt
Item Number and Caption                      Filed Herewith as Prospectus
-----------------------------------------    -----------------------------------

1. Name and address of depositary            Face of Receipt, introductory
                                             paragraph and final sentence on
                                             face

2. Title of American Depositary Receipts     Face of Receipt, top center and
and identity of deposited securities         introductory paragraph

    Terms of Deposit:

    (i) The amount of deposited securities   Face of Receipt, upper right
    represented by one unit of American      corner and introductory paragraph
    Depositary Receipts

    (ii) The procedure for voting, if any,   Paragraphs 16, 17, 19 and 24
    the deposited securities

    (iii) The collection and distribution    Paragraphs 4, 12, 14, 16 and 22
    of dividends

    (iv) The transmission of notices,        Paragraphs 11, 16, 17, 18, 19
    reports and proxy soliciting material    and 24

    (v)  The sale or exercise of rights      Paragraphs 14, 15 and 19

    (vi) The deposit or sale of securities   Paragraphs 12, 14, 16, 18 and 19
    resulting from dividends, splits or
    plans of reorganization

    (vii) Amendment, extension or            Paragraphs 21 and 22 (no provision
    termination of the deposit agreement     for extension)

    (viii) Rights of holders of Receipts     Paragraphs 11 and 13
    to inspect the transfer books of the
    depositary and the list of holders
    of Receipts

    (ix) Restrictions upon the right to      Paragraphs 2, 3, 4, 5, 6, 8 and 23
    deposit or withdraw the underlying
    securities

    (x) Limitation upon the liability of     Paragraphs 14, 19, 20 and 22
    the depositary

3. Fees and Charges                          Paragraphs  2, 3, 7, 12, 15, 19
                                             and 21

Item - 2.      Available Information

    2(b) Statement that the foreign issuer   Paragraph 11
    is subject to the periodic reporting
    requirements of the Securities Exchange
    Act of 1934 and, accordingly, files
    certain reports with the Securities and
    Exchange Commission

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3.      Exhibits

   (a)(1) Form of Deposit Agreement dated as of June 4, 1996, among SGL Carbon Aktiengesellschaft (the "Company"), JP Morgan Chase Bank (formerly Morgan Guaranty Trust Company of New York) as original depositary (the "Original Depositary"), and all holders and beneficial owners (the "Holders") from time to time of American Depositary Receipts issued thereunder (as amended from time to time, the "Deposit Agreement"). - Previously filed (file number 333-11478) and incorporated herein by reference.

   (a)(2) Form of Amendment No. 1 to Deposit Agreement dated as of February 22, 2000, among the Company, the Original Depositary and the Holders. - Previously filed (file number 333-11478) and incorporated herein by reference.

   (a)(3) Amendment No. 2 to Deposit Agreement dated as of March 26, 2007, among the Company, Deutsche Bank Trust Company Americas, as successor depositary (the "Depositary") and the Holders. - Filed herewith as Exhibit (a)(3).

   (b) Any other agreement to which the Depositary is a party relating to the issuance of the Depositary Shares registered hereby or the custody of the deposited securities represented. - Not Applicable.

   (c) Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - See (a) above.

   (d) Opinion of White & Case LLP, counsel for the Depositary, as to legality of the securities to be registered. - Filed herewith as Exhibit (d).

   (e)  Certification under Rule 466. - Not Applicable.

Item - 4.      Undertakings

     (a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

     (b) If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADR 30 days before any change in the fee schedule.

                                   SIGNATURES

          Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in London, United Kingdom, on ___March 26__, 2007.

                                       Legal entity created by the agreement for the issuance of American Depositary Receipts evidencing American Depositary Shares


                                       By: Deutsche Bank Trust Company Americas,
                                       as Depositary

                                       By: /s/Clare Benson
                                           -------------------------------------
                                       Name:  Clare Benson
                                       Title: Vice President

                                       By: /s/Tom Murphy
                                           -------------------------------------
                                       Name:  Tom Murphy
                                       Title: Vice President

     Pursuant to the requirements of the Securities Act of 1933, SGL Carbon Aktiengesellschaft has caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in __Wiesbaden_____, Federal Republic of Germany on __March 26__, 2007.

                                       SGL Carbon Aktiengesellschaft


                                       By: /s/Robert J. Koehler
                                           -------------------------------------
                                       Name:  Robert J. Koehler
                                       Title: Chairman, Chief Executive Officer,
                                              Member of the Management Board

          KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Robert J. Koehler, Sten Daugaard and Christian Schwarz each of them (with full power to each of them to act alone) his true and lawful attorney-in-fact and agent, with the power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities to sign any and all amendments, including post-effective amendments, and supplements to this registration statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the United States Securities and Exchange Commission, granting unto said attorneys-in-fact and agents and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully for all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.

          Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on ___March 26__, 2007.

Name                                   Title
-------------------------------        -----------------------------------------


/s/Robert J. Koehler                   Chairman, Chief Executive Officer,
-------------------------------
Robert J. Koehler                      Member of the Management Board


/s/Sten Daugaard                       Chief Financial Officer,
-------------------------------
Sten Daugaard                          Member of the Management Board


/s/Theodore H. Breyer                  Member of the Management Board
-------------------------------
Theodore H. Breyer


/s/Dr. Hariolf Kotmann                 Member of the Management Board
-------------------------------
Dr. Hariolf Kottmann


/s/Anna Blackwelder                    Authorized Representative in the United
-------------------------------        States
Anna Blackwelder

                                INDEX TO EXHIBITS

Exhibit
Number       Exhibit
----------   -------------------------------------------------------------------
 (a)(1)      Form of Deposit Agreement. - Previously filed (file number
             333-11478) and incorporated herein by reference.

 (a)(2) Form of Amendment No. 1 to Deposit Agreement. - Previously filed (file number 333-11478) and incorporated herein by reference.

 (a)(3)      Amendment No. 2 to Deposit Agreement. - Filed herewith as Exhibit
             (a)(3).

 (d) Opinion of White & Case LLP, counsel for the Depositary, as to legality of the securities to be registered. - Filed herewith as Exhibit (d).